SUB-ITEM 77C


Results of annual meeting of shareholders
The Annual Meeting of Shareholders of Western Asset High
Income Opportunity Fund Inc. was held on January 29, 2016 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

Election of directors

Nominees		Votes For       Votes Withheld

Leslie H. Gelb		67,999,391	8,313,830

William R. Hutchinson	68,335,281	7,977,940

Riordan Roett		68,199,173	8,114,048

Jane E. Trust		68,034,262	8,278,959

At March 31, 2016, in addition to Leslie H. Gelb, William R.
Hutchinson, Riordan Roett and Jane E. Trust, the other
Directors of the Fund were as follows:
Robert D. Agdern
Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Eileen A. Kamerick